OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

19th November 2018

MEDCOGNITION, INC.





Contents





Introduction

This Offering Statement (this **"Disclosure"**) is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the **"Portal"**) and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company (**"LetsLaunch"**), for the sole purpose of evaluating investments in certain securities (**"Securities"**) offered by **MEDCOGNITION, INC.,** a Texas incorporated C Corp (**"MEDCOGNITION", "Company",** or the **"Issuer"**). The Securities, in the form of a Convertible Promissory Note as outlined in the Summary of Offering Section, will be governed by, a Convertible Crowd Note Purchase Agreement (the "Crowd Note") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD$20,000** and a maximum of **USD$30,000** through the offering and sale of Securities on the Portal (the **"Offering"**) in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto (**"Regulation Crowdfunding"**).

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the **"SEC"**) does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the Crowd Note.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect",



"anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.



Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal and the Crowd Note.

The Securities offered for sale by the Issuer on the Portal are governed by the Crowd Note, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD$20,000**
Maximum Offering Amount	**USD$30,000**
Offering Period	The Offering will close at 11:59 PM on 19th March 2019. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Maturity Date	**2021-08-01**
Discount	**20%**
Interest Rate	**6%**
Valuation Cap	USD$5,000,000
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250
Conversion Trigger	All principal and accrued interest under the Notes shall automatically convert into shares of equity securities equivalent in all respects to securities sold by the Company in its next equity financing (the "Qualified Equity Financing Securities") involving the receipt by the Company of at least $1,000,000 in gross proceeds, excluding the aggregate amount of securities converted into stock in connection with such sale.

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal
2. Click "Invest" on the Offering made available on the Portal
3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor
4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding
5. Input the amount the investor wishes to invest in Securities offered by the Issuer
6. Execute the Crowd Note and upload the signed document to the Portal.



When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the Crowd Note. At this point, the Offering will be deemed to have been successfully closed (the **"Closing"**) and the executed Crowd Note and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the Crowd Note.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the end of the Offering Period and the target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the Crowd Note. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change ("Material Change") to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.



Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the **"Agent"**), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

The Issuer is not offering certain perks and rewards associated with the Offering.

Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.
6. It is not a development state company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.



Company Overview

The founders of MedCognition, Inc. came together and began to share their expertise and push the boundaries of medical patient simulation by creating PerSimTM, the world's first highly realistic and portable medical patient simulation accessible to any medical provider who could benefit from it. Our goal at MedCognition, Inc. is to democratize access to high quality medical simulation training. Medical patient simulation improves medical provider skills and knowledge, which translates to improved patient safety. Johns Hopkins Hospital estimates that over 250,000 people die in the U.S. every year due to medical errors. 10% of all deaths in the U.S. each year are due to medical error. Our goal is to positively impact healthcare for millions of patients by providing the tools necessary to provide critical training for the moments when being your best saves lives. We use patent-pending technology to accomplish that goal with a holographic, augmented reality medical patient simulator. Using a holographic device, the Microsoft Hololens, we have developed an augmented reality medical patient simulator that is highly realistic, portable, and affordable. We have revolutionized and redefined the medical patient simulation training experience to better enable prehospital medical providers, such as EMTs and paramedics. We focus on the learner's cognitive thought processes to reinforce critical decision-making skills through instructor created and led scenarios for patients of all ages.

Products and Services.

MedCognition is a San Antonio, TX based medical & technology startup providing an affordable, portable, realistic, augmented reality medical patient simulator, PerSimTM. We created PerSimTM to democratize access to quality medical simulation training. Medical patient simulation improves medical provider skills and knowledge, which translates to improved patient safety. Our goal is to positively impact healthcare for millions of patients by providing the tools necessary to provide training critical training for the moments when being your best saves lives. PerSimTM consists of off-the-shelf hardware loaded with MedCognition's proprietary software. This lends itself to a hardware-enabled Software as a Service (SaaS) business model, which we're developing while selling PerSimTM on the retail market. The planned subscription model will allow customers to elect a preset subscription period of 12-36 months and include all necessary hardware to run the system. The subscription service will enable the customer to access new content as it is available for download via our cloud, provide the customer with hardware and software technical support, allow an optional hardware breakage allowance, allow an optional hardware renewal at a preset interval, and enable the customer to access the users' forum once it is developed. All while providing predictable, recurring revenue to the company. We are also exploring the option of offering PerSimTM for short term 1-week rental periods allowing training agencies to accommodate fluctuations in their training demand. This option has been requested by multiple customers, and MedCognition is fully exploring this option. The PerSimTM is best experienced in person, but in the absence of a live demo, we have provided a walk-through from the perspective of a student.



You don the PerSimTM Microsoft Hololens and are greeted by the sights and sounds of a patient in your actual environment.

For example patient is lying on the ground, on a litter, or anywhere for that matter, experiencing a medical problem. For this example, your patient is suffering a heart attack. The simulated patient is grimacing and holding their fist to their chest. You hear them groaning in pain through the speakers of the Microsoft Hololens. On closer inspection, the patient is sweating with dusky skin. You decide to place the patient on a vital sign monitor and defibrillator, which is activated by the instructor and now displayed on a tablet near your patient. You see the patient's pulse, blood pressure, respiratory rate, oxygen saturation, carbon dioxide capnography, and continuous rhythm strip. You ask the patient questions, which are answered using prerecorded responses or a live microphone from the instructor and heard through your speakers. You decide to place the patient on oxygen, give them aspirin, and start an IV using our new voice recognition. An oxygen mask and IV line appear on your patient, and you're visually prompted that aspirin is being provided. You notice that the patient's breathing is becoming more labored and you look at the vital signs monitor to see that the patient's cardiac rhythm has changed. You must quickly interpret the change and elect to defibrillate the patient. You charge the defibrillator and deliver a shock, all via the vital sign/defibrillator tablet at the patient's side. The patient visibly receives the shock, and his cardiac rhythm once again changes. This scenario could continue or end based on the instructor's desired learning outcomes and is fully customizable on-the-fly, just in case you choose an unorthodox treatment. The instructor can customize the patient's appearance, medical condition, vital signs, and cardiac rhythms all with the slide of a finger on their instructor tablet.

We currently offer medical patient simulations based on the national training requirements for emergency medical technicians (EMTs) and paramedics. PerSimTM provides the following simulations on an adult male with multiple variations and severity levels: normal adult male, difficulty breathing, respiratory arrest, heart attack, cardiac arrest, seizure, strokes, abdominal pain, abdominal injury with internal bleeding, and dead. We offer the following simulations on an infant with multiple variations and severity levels: normal infant, crying infant, difficulty breathing, respiratory arrest, seizure, lethargic/floppy infant, and dead. We are currently developing an adult female patient and many trauma-related and HAZMAT-related simulations. The in-development simulations involve minor injuries, amputations, burns, evisceration, pelvic trauma, fractures, facial trauma, exposure to a pulmonary irritant, exposure to a vesicular agent, and exposure to an organophosphate. On the future roadmap are a school-aged child and pregnant female patient.

The PerSimTM system includes

- Microsoft Hololens: Creates the holographic image. The majority of customers purchase at least 2 Hololenses to allow multiple learners to see the simulation simultaneously. The subscription service will allow the option of multiple Hololenses.
- Controller Tablet with Case: Used by the instructor to select, customize, and run the medical simulations.
- Vital Signs Tablet with Case: Used to display the fully customizable vital signs of the simulated patient.



- Wireless Router: Used to link the tablets and Hololenses during simulation. Does not require internet access.
- CPR Mannequin: Offers haptic feedback and the ability to perform CPR during the medical simulations. This includes an optional mannequin head for airway procedures.
- Ground Mat: Provides increased holograph contrast and user comfort.
- Pelican Case: Provides a protective, roller case for all PerSimTM products, except the mannequin.
- Hardware and software tech support.

Target Market



With our retail launch of PerSimTM, we have focused our efforts on the civilian pre-hospital medical market, which primarily consists of EMT and paramedic first responders. We have chosen to initially target the civilian pre-hospital medical community because the high-realism simulation industry has largely ignored this 500 million dollar market segment. To date, not only pre-hospital training institutions, such as community colleges and universities but also a medical school looking to build on their existing medical simulation capabilities have purchased PerSimTM. While PerSimTM was initially launched into the civilian prehospital market, we are currently developing features and capabilities that will allow us to grow into the military and HAZMAT first responder markets. These expansions will allow our products to simulate military-related traumatically injured patients, HAZMAT-related injuries, and multiple patients in a single scenario to permit mass casualty medical simulations. MedCognition has future plans to expand the product's depth of complexity, making it a viable simulation medium for in-hospital and physician training. While not on MedCognition's current roadmap, we recognize that our unique expertise in created Augmented reality simulation may allow for future expansions into non-medical simulation training for law enforcement and customer service professionals. As our capabilities expand, markets in which affordable, portable, and realistic holographic, augmented reality simulation can be used to improve the preparation of individuals to manage stressful situations are numerous.

Marketing Plan

PerSimTM is currently marketed in person via national and regional medical first responder conferences and through social media and our current distributor, Nasco We have found that our product sells itself once a training officer or EMS professional puts on the Microsoft Hololens and experiences our new method of medical simulation. It is for this reason that we have been conducting on-site demonstrations across the country and actively seeking distributorships to broaden our reach and penetration into the market. We are currently developing the technology and processes to perform PerSimTM demonstrations remotely and will be rolling this out within the coming 2-3 months. Remote demonstrations will allow us to perform more sales demonstrations at a lower cost.

Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: KEVIN KING

Dates of Board Service: 5/2017-Present

Principal Occupation: President AND CEO, 8/2016-Present

Employer: MedCognition, Inc. 8/2016-Present

Responsibilities: Cashflow, Product Vision, Team Building, Investor Management, Brand Management, Corporate Development

Experience & Bio: Kevin is an emergency physician and educator. He graduated from the Uniformed Services University and completed his residency in emergency medicine at the University of Florida in



Jacksonville, FL. Subsequently, he served as the brigade surgeon for the storied 2nd Brigade, 101st Airborne Division and deployed to Iraq. After the Army, he joined the faculty at University of Texas Health San Antonio in the Department of Emergency Medicine. The PerSim™ grew out of his desire to provide realistic and affordable patient simulation for students.

The following individuals are members of the Issuer's Board of Directors.

Name: John Quarles, Ph.D

Dates of Board Service: 5/2017-Present

Principal Occupation: CTO

Employer: MedCognition, Inc. 8/2016-Present

Experience & Bio: John earned his Ph.D. in computer engineering from the University of Florida. Over his career, he has developed a world-wide reputation as a leader in the use of augmented and virtual reality for training, education, and the treatment of medical conditions. He is widely published in the fields of augmented and virtual reality and is recognized as one of the world's leading experts in the use of this technology. He is chiefly responsible for integrating the latest augmented reality and computing technology into the PerSim™.

Name: Hector Caraballo, MD

Principal Occupation: CMO

Employer: MedCognition, Inc. 8/2016-Present

Experience & Bio: Hector is an emergency physician and educator who earned his medical degree from Drexel University and completed his residency in Emergency Medicine at Mount Sinai Hospital in New York City. He has worked in both community and academic medicine and has a particular interest in improving educational methods and leads the effort to ensure PerSim™

Name: Roland Paquette, PA-C

Dates of Board Service: 5/2017-Present

Principal Occupation: COO

Employer: MedCognition, Inc. 8/2016-Present

Experience & Bio: Roland is former US Army Special Forces Medic who after sustaining severe injuries and retiring from the Army, completed a Masters Degree in Physician Assistant Studies from University of Texas Health San Antonio. He subsequently joined the faculty at UT Health in the Department of Emergency Medicine. He is now a physician assistant professor at University of Texas Health San Antonio. Additionally, Roland is the owner of a medical training company that focuses on training pre-hospital medicine training law enforcement, EMS, military and civilians on the medical care of ill and injured people. Prior to joining the military, Roland earned his Bachelor of Business degree from the University of New Mexico with a major in productions and operations and worked for Intel Corporation

Name: Brian Dedmon, MBA, CPA, CISA, CIA

Principal Occupation: CFO

Employer: MedCognition, Inc. 8/2016-Present



Experience & Bio: Brian has over 25 years of business experience in multiple industries and at companies in all stages of development. He holds a master\'s in business administration from Texas Tech University specializing in leadership, entrepreneurship, and development and is a certified public accountant. Brian obtained his bachelor of science degree from Oklahoma State University with majors in both management science & computer systems and accounting. He is a member of the Association of International Certified Professional Accountants, Information Systems Audit & Control Association and Institute of Internal Auditors

Description of Current Capital Structure

The University of Texas System owns equity in MedCognition, Inc along with the following individuals: John Quarles, Hector Caraballo, Brian Dedmon, Roland Paquette. MedCognition, Inc is currently in a seed round of fundraising with the goal of raising a total of $250,000. Through the LetsLaunch campaign, the issuer is seeking to raise a further USD$20,000-USD$30,000.

Existing Securities

The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights
Common Stock	10,000,000	5,772,284	Yes
Preferred Stock	10,000,000	0	No

Existing securities do not materially limit, dilute or qualify the Securities issued in this offering. Securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Kevin King	1,150,000 Common	22.308%
John Quarles	1,100,000 Common	21.339%

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or



share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

Other Exempt Offerings

Offering Date	Exemption Type	Securities Offered	Proceeds
N/A			

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three (3) years.

Material Terms of Indebtedness

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Brian Dedmon	$10,000	5%	5yr	Note Payable
Robert Mora	$10,000	5%	5yr	Note Payable
Carroll Quarles	$20,000	5%	5yr	Note Payable
Hector Carraballo	$30,000	5%	5yr	Note Payable
Roland Paquette	$12,000	5%	5yr	Note Payable

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
4. Any immediate family member of any of the foregoing persons

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest



Use of Funds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	$20,000	$30,000
Offering Expenses	**0** (LetsLaunch has waived its standard 3% fee for MedCognition, as the Company participated in LetsLaunch's beta test of its platform)	**0** (LetsLaunch has waived its standard 3% fee for MedCognition, as the Company participated in LetsLaunch's beta test of its platform)
Net Proceeds	$20,000	$30,000
Use of Net Proceeds	**Building sales reach and distribution network of our product. To do so, we will continue to build our marketing presence and seek additional distributorships with established prehospital vendors. Distributorships will maintain MedCognition's low costs while increasing our and potential market share of the medical patient simulation market.**	**Building sales reach and distribution of product. To do so, we will continue to build our marketing presence and seek additional distributorships with established prehospital vendors. Distributorships will maintain MedCognition's low costs while increasing our reach and potential market share of the medical patient simulation market.**

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

EXAMPLES INCLUDE:



General Economic Conditions Risks

The success of our business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in we it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Additionally, our success depends to a significant degree on a combination of consumer spending, business spending, consumer confidence and business confidence. Any decline in general economic conditions could negatively impact financial performance.

Competition Risks

The market for **the Medical industry** is competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of quality and price of our products and services, as well as a number of other factors. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks

Medical businesses can be adversely affected by litigation and complaints from suppliers, customers or governing and oversight bodies. Due to the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our Company, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of our Company.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the business, several expenses must be incurred, which may require additional capital or financing. If our Company is unable to obtain the additional financing it needs, there is a risk that our Company could fail. Additionally, if our Company obtains such financing using debt instruments, there is a risk that our Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect our Company's financial condition.



Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure.

Supply and Delivery Risks

Our Company relies on products or goods that go through a variety of stages, many of which involve the product being under the control of a third-party, such as vendors, suppliers, manufacturers, and distributors. For the final product to arrive at our Company, the product goes through various hands and factors, some of which are outside of our control. Weather, agriculture, regulations, foreign policy, economics, and other factors can influence the price, quality, and availability of these goods during different seasons. As a result, our Company could face risks of higher costs, supply shortages, or service disruptions, including delays in delivery.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts, as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Risks from Work Stoppages, Terrorism or Natural Disasters

Due to a variety of factors, such as work stoppages, terrorism, or natural disasters (many of which are outside of the control of the Company), there are risks that operations may be disrupted. These risk factors can result in physical property damage, loss of product, power loss, inability to access customers, or various other issues. All of these disruptions to operations can become very costly to our business and seriously impact operational and financial performance.

Legal Matters

Conversion to Equity

As governed by the terms of the Crowd Note, the Crowd Note(s) will automatically convert to common stock in the event certain qualified conversion events occur:

1. Qualified Equity Financing: upon the occurrence of a Qualified Equity Financing, the Crowd Note shall automatically convert without any further action on the part of either the Issuer or the investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.



2. Corporate Transaction: in the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the investor shall receive the higher value received by either: (i) obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or (ii) obtaining the Corporate Transaction Payment.

3. At or After Maturity: commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to: (i) require the Company to pay the Outstanding Loan Balances, or (ii) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the holder would otherwise be entitled, the Company must pay the holder cash equal to such fraction multiplied by such price per share.

4. Mechanics of Conversion: as promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. Note Completion. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to the Crowd Note.

Such terms as Conversion Shares, Conversion Price, Corporate Transaction, Corporate Transaction Payment, Outstanding Loan Balance, and Qualified Equity Financing are defined in the Crowd Note.

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the Issuer or assets of the Issuer, or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of MEDCOGNITION, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an



underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.

    b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order



suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the Regulation Crowdfunding exemption under Regulation Crowdfunding.

Dilution

The Crowd Notes will initially be treated as a debt security. Should certain conversion events take place, the Crowd Notes will convert to common stock, per the Crowd Note agreement. An investor's ownership resulting from the purchase of the Securities described in this Disclosure, if converted to common stock, could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you would own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including other convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law

Each Crowd Note and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment

LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights

By purchasing the Securities, investors will hold convertible notes that may convert to common stock if qualified conversion events occur. In the event of conversion, investors in this Offering will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the



Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms
Investors may not modify the terms of the investment set forth in the Crowd Note. The Crowd Note may only be modified with the consent of all investors and the Issuer.

Tax Considerations
The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of tax documents to investors (e.g. Schedule K-1), if required.   Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation
Convertible notes allow the Issuer to delay establishing a valuation. Before making an investment decision, an investor should carefully consider the valuation cap and discount contained in the terms of this Offering. Such valuation caps and discounts may not be appropriate, and investors should conduct their own independent assessment of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.
2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.
3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. When the Issuer raises additional, future capital in the form of a priced round, meaning a valuation will be established at that point, future investors may value the company or its assets differently than current or prospective investors, including those that participate in this Offering.

Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report



electronically with the SEC annually, as well as post the report on its website or otherwise distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found by accessing the annual report distributed via email to investors.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);
3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;
4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.



Financial Statements

Overview of Financials

Because the Issuer was formed in January 2018, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for a signed statement from the CEO of the company certifying to the truthfulness and accuracy of provided financials can be found in the appendix, as required by regulations associated with Regulation Crowdfund



Summary Financial Statements

PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES		$ 48,002
COST OF GOODS SOLD		$ 31,901
EBITDA		$ 164
TAXES PAID		$ 0
NET INCOME		$ 164

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS		$ 19,145
ACCOUNTS RECEIVABLE		$ 21,000
TOTALS ASSETS		$ 42,431
SHORT-TERM DEBT		$ 0
LONG TERM DEBT		$ 39,000





Appendix A – Detailed Financial Statements

MedCognition

September 7, 2018

Subject: Financial disclosure certification

To whom it may concern:

This letter is to serve as certification that I, Kevin King, CEO of MedCognition, Inc., do hereby certify the attached profit and loss statement as true and accurate. To date, we have not had an audit completed by an external accountant but intend to do so at the conclusion of the 2018 calendar year.

Please direct any questions regarding this memo or the P&L statement to the undersigned.

Respectfully,

Kevin King, MD
CEO



MedCognition, Inc.

PROFIT AND LOSS

January 1 - September 6, 2018

	TOTAL
Income	
Sales	37,150.00
Shipping Income	100.00
Total Income	**$37,250.00**
Cost of Goods Sold	
Cost of Goods Sold	15,734.49
Total Cost of Goods Sold	**$15,734.49**
GROSS PROFIT	**$21,515.51**
Expenses	
Advertising & Marketing	9,904.51
Bank Charges & Fees	21.24
Communications	651.29
Insurance	5,413.35
Legal & Professional Services	15,522.50
Meals & Entertainment	790.88
Office Supplies & Software	10,092.56
Payroll Expenses	
Taxes	5,636.25
Wages	23,134.25
Total Payroll Expenses	**28,770.50**
Reimbursable Expenses	123.90
Shipping, Freight & Delivery	498.74
Taxes Paid	
Sales Tax	105.00
Total Taxes Paid	**105.00**
Travel	6,582.95
Total Expenses	**$78,477.42**
NET OPERATING INCOME	**$ -56,961.91**
NET INCOME	**$ -56,961.91**